Exhibit 99.4

Execution Version

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT dated as of October 21, 2015, between Concordia Healthcare Corp. (the “Company”), a corporation governed by the laws of the Province of Ontario, and Cinven Capital Management (V) General Partner Limited, a limited liability company incorporated in Guernsey (“Cinven”), CCM Co-Invest Limited Partnership, CCM Mezzanine Co-Invest Limited Partnership, Fifth Cinven Fund (No. 1) Limited Partnership, Fifth Cinven Fund (No. 2) Limited Partnership, Fifth Cinven Fund (No. 3) Limited Partnership, Fifth Cinven Fund (No. 4) Limited Partnership, Fifth Cinven Fund (No. 5) Limited Partnership, Fifth Cinven Fund (No. 6) Limited Partnership, Fifth Cinven Fund Co-Investment Partnership, Fifth Cinven Fund FCP-SIF (represented by Cinven Manco S.À.R.L.), [REDACTED – personal information] and [REDACTED – personal information] (together the “Holders”).

Reference is made to the Agreement for the Sale and Purchase of Amdipharm Mercury Limited, dated as of September 4, 2015, between the Company and the Institutional Sellers, the Management Sellers and the Other Sellers (each as defined therein), as amended (the “Purchase Agreement”), pursuant to which Amdipharm Mercury Limited will become a wholly owned subsidiary of the Company partially in exchange for the Registrable Securities. The Company agrees with the Holders as follows:

1. Definitions. (a) As used in this Agreement and except as otherwise defined herein, the following defined terms shall have the following meanings:

“Affiliate” means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, however, that notwithstanding the foregoing, except to the extent acting directly or indirectly at the direction of any Holder, each portfolio company or other third-party investments of Cinven and/or any Holders and/or any of its or their Affiliates and the limited partners of each investment fund Affiliated with Cinven shall be deemed not to be Affiliates of any of the Holders.

“Applicable Securities” means the Registrable Securities identified in the related Shelf Registration Statement, Demand Notice or Piggy-back Notice.

“Canadian Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces of Canada.

“Canadian Prospectus” means a preliminary short form prospectus and a final short form prospectus prepared in accordance with applicable Canadian Securities Laws for the purposes of qualifying securities for distribution or distribution to the public, as the case may be, in any province of Canada, including, as applicable, any amendments or supplements thereto and all material incorporated by reference therein including all documents filed after the date thereof and incorporated by reference therein.

“Canadian Securities Laws” means statutes and regulations applicable to the trading of securities in any province or territory of Canada and applicable published rules, instruments,

rulings, policy statements, blanket rulings, and interpretation notes issued thereunder or in relation thereto, promulgated by the Canadian Commissions, as the same may hereinafter be amended from time to time or replaced.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means common shares in the capital of the Company.

“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control” and “Controlled” mean, when used with respect to any specified Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Demand Notice” means a notice given by Cinven on behalf of the Holders pursuant to Section 3(a).

“Effectiveness Period” means as to a Registration Statement the period during which such Registration Statement is effective.

“Effective Time” means the date on which the Commission declares a Registration Statement effective or on which a Registration Statement otherwise becomes effective.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Governance Agreement” means the governance agreement dated the date hereof between the Company, Cinven and the Holders.

“Indemnitee” has the meaning set forth in Section 8(c).

“Material Adverse Change” means (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States of America; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America; (iii) a material outbreak or escalation of armed hostilities or other international or national calamity involving the United States of America or the declaration by the United States of a national emergency or war or a change in national or international financial, political or economic conditions; and (iv) any material adverse change in the Company’s business or condition (financial or otherwise).

“MJDS” means the multijurisdictional disclosure system adopted by the Commission or any successor multijurisdictional disclosure system adopted by the Commissions from time to time.

“Person” means an individual, partnership, corporation, trust, limited liability company or unincorporated organization, or other entity or organization, including a government or agency or political subdivision thereof.

“Piggy-back Notice” means a notice given by Cinven on behalf of the Holders pursuant to Section 4(a) hereof.

“Prospectus” means the prospectus (including, without limitation, any preliminary prospectus, any final prospectus and any prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement) included in a Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Applicable Securities covered by a Registration Statement and by all other amendments and supplements to such prospectus, including all material incorporated by reference in such prospectus and all documents filed after the date of such prospectus by the Company under the Exchange Act and incorporated by reference therein.

“Registrable Securities” means (i) Common Shares acquired by the Holders pursuant to the Purchase Agreement and (ii) any Common Shares issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares.

“Registration” means a registration under the Securities Act effected pursuant to Section 2, Section 3 or Section 4 hereof.

“Registration Expenses” means all expenses incident to the Company’s performance of or compliance with any Registration of Registrable Securities pursuant to this Agreement, including, without limitation, all registration, filing and Commission fees, all fees and expenses with respect to filings required to be made with all applicable securities exchanges and the Financial Industry Regulatory Authority, Inc., all fees and expenses of complying with state securities or blue sky laws, all expenses in connection with the preparation, printing and filing of any preliminary prospectus, prospectus or registration statement and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or “comfort” letters required by or incident to such performance and compliance.

“Registration Statement” means a registration statement filed under the Securities Act by the Company used for the offering of Registrable Securities in the United States, including the Prospectus contained therein, any amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

“Restricted Period” means the period commencing on the date of the Governance Agreement and ending at 11:59 p.m. (Toronto time) on January 11, 2016.

“Rules and Regulations” means the published rules and regulations of the Commission promulgated under the Securities Act or the Exchange Act, as in effect at any relevant time.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shelf Offering” has the meaning set forth in Section 2(c).

“Shelf Registration Statement” means a Registration Statement of the Company on Form F-3 (or any successor form or other appropriate form under the Securities Act) filed with the Commission for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act covering Registrable Securities. To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act), a “Shelf Registration Statement” shall be deemed to refer to an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) on F-3. A “Shelf Registration Statement” shall also be deemed to refer to a Registration Statement of the Company on Form F-10 for an offering to be made on a continuous or delayed basis pursuant to shelf prospectus offering procedures under Canadian Securities Laws.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shelf Take-Down Notice” has the meaning set forth in Section 2(c).

“Underwriter” means any underwriter of Applicable Securities designated by the Holders and the Company pursuant to Section 3(f) hereof.

(b) The words “include,” “includes” and “including,” when used in this Agreement, shall be deemed to be followed by the words “without limitation.”

2. Shelf Registration. (a) Upon the request of Cinven on behalf of the Holders on any date after the Restricted Period, the Company (i) shall use its best efforts to file as promptly as reasonably practicable with the Commission, and in any event no later than 20 calendar days following such request, a Shelf Registration Statement, to the extent available to the Company under applicable law, relating to the offer and sale (such offer and sale to occur no earlier than February 1, 2016) of all of the Registrable Securities held by the Holders from time to time in accordance with the methods of distribution elected by Cinven on behalf of the Holders and set forth in the Shelf Registration Statement and (ii) shall use its reasonable efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof. If, upon such a request by Cinven on behalf of the Holders, the option to file a Shelf Registration Statement is not available to the Company under applicable law, upon the option to file a Shelf Registration Statement thereafter becoming available to the Company, the Company shall promptly notify Cinven, and, upon request from Cinven on behalf of the Holders following such notice, will carry out the actions described in clauses (i) and (ii) of this paragraph.

(b) The Company shall use its reasonable efforts to keep such Shelf Registration Statement continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by the Holders until the earlier of (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement or another Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder) and (ii) the date as of which the Holders are permitted to sell their Registrable Securities without registration pursuant to Rule 144 under the Securities Act without volume limitation or other restrictions on transfer thereunder.

(c) At any time that a Shelf Registration Statement covering Registrable Securities pursuant to this Section 2 is effective, if Cinven on behalf of the Holders delivers a notice to the Company (a “Shelf Take-Down Notice”) stating that the Holders intend to effect an offering of all or part of the Registrable Securities included by the Holders on the Shelf Registration Statement (a “Shelf Offering”) and stating the dollar amount of the Registrable Securities to be included in such Shelf Offering, then the Company shall, as promptly as reasonably practicable and in any event no later than seven calendar days following the delivery of the Shelf Take-Down Notice, amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities and any other securities, as the case may be, to be distributed pursuant to the Shelf Offering as contemplated by the Shelf Take-Down Notice.

(d) The number of underwritten Shelf Offerings in any consecutive twelve-month period shall not exceed two and the number of underwritten Shelf Offerings together with any Demand Registrations in any consecutive twelve-month period shall not exceed two. The Holders shall not be entitled to initiate an underwritten Shelf Offering unless Cinven on behalf of the Holders has requested to offer in such underwritten Shelf Offering either (i) Registrable Securities having a fair market value of at least [REDACTED – commercially sensitive information] or (ii) at least [REDACTED – commercially sensitive information] of the Registrable Securities. The aggregate number of Shelf Registration Statements and Demand Registration Statements the Company shall be obligated to file under this Agreement shall not exceed four, it being understood that, subject to the limitations set forth in this Section 2(d), the number of takedowns under any such Shelf Registration Statement shall be unlimited and there shall be no restriction on the number of non-underwritten Shelf Offerings. No underwritten Shelf Offering shall be required to be made by the Company for the Holders if it is within six months of another registration of securities that included any of such Holder’s Registrable Securities.

(e) The Company shall, from time to time, supplement, amend and renew the Shelf Registration Statement if required by the Securities Act, including the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement.

3. Demand Registration. (a) After the Restricted Period, Cinven on behalf of the Holders shall have the right, on not more than three occasions in the aggregate and no more frequently than once during any consecutive twelve-month period, to require the Company to register for offer and sale under the Securities Act (such offer and sale to occur no earlier than February 1, 2016) all or a portion of the Registrable Securities then outstanding, subject to the restrictions set forth herein. As promptly as practicable after the Company receives a notice from Cinven (a “Demand Notice”) demanding that the Company register for offer and sale under the Securities

Act Registrable Securities consisting as to each Registration of either (A) Registrable Securities having a fair market value of at least [REDACTED – commercially sensitive information] or (B) at least [REDACTED – commercially sensitive information] of the Registrable Securities, then, subject to Section 2(b), the Company shall (i) use best efforts to file as promptly as reasonably practicable with the Commission, and in any event no later than 20 calendar days following receipt of the Demand Notice, a Registration Statement relating to the offer and sale of the Applicable Securities on such form as the Company may reasonably deem appropriate and, thereafter, (ii) if applicable, after the filing of an initial version of a Registration Statement, use reasonable efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the date of filing of such Registration Statement. No Demand Notice may be given if it is within six months of the closing of an offering effected under another registration that included any of such Holder’s Registrable Securities. Subject to Section 3(b), the Company shall use reasonable efforts to keep each Registration Statement continuously effective in order to permit the Prospectus forming a part thereof to be usable by the Holders for resales of Applicable Securities for an Effectiveness Period ending on the earlier of (i) 90 days from the Effective Time of such Registration Statement and (ii) such time as all of such securities have been disposed of by the Holders.

(b) The Company shall have the right to postpone (or, if necessary or advisable, withdraw) the filing, or delay the effectiveness, of a Registration Statement, or fail to keep such Registration Statement continuously effective or not amend or supplement the Registration Statement or included Prospectus or file or amend a Prospectus, if (i) the Company determines based upon the advice of counsel that it would be advisable to disclose in any offering document a financing, acquisition or other corporate transaction or other material information, and the Company shall have determined in good faith that such disclosure would be materially detrimental to the best interests of the Company and its shareholders, (ii) any offering documents require amendment or supplement to comply with the Securities Act and the Exchange Act and the Rules and Regulations, provided that such postponement shall be limited to the period of time reasonably required for the Company to make such amendment or supplement, or (iii) the Company has contractually agreed to a blackout in connection with a primary distribution; provided that no one such postponement shall exceed 90 days in any six month period and all such postponements shall not exceed 180 days in any twelve month period; and provided further that in the event of any such postponement the Effectiveness Period shall be extended by an amount of time equal to the period of any such postponement. The Company shall promptly notify Cinven on behalf of the Holders of any postponement pursuant to this Section 3(b). In making such determination to initiate a postponement, the Company shall not be required to consult with or obtain the consent of any Holder, Cinven or any other Person, and any such determination shall be in the sole discretion of the Company.

(c) In connection with an underwritten offering (whether pursuant to a Demand Registration or a Shelf Offering), if the managing underwriter or underwriters advise the Company that in its or their opinion the number of Applicable Securities requested by the Holders to be registered exceeds the number which can be sold in such offering, the Company shall include in such offering the number of Applicable Securities that, in the opinion of such managing underwriter or underwriters, can be sold.

(d) The Company may include in any underwritten Shelf Offering or Registration requested pursuant to Section 3(a) hereof other securities for sale for its own account or for the account of another Person, subject to the following sentence. In connection with an underwritten offering, if the managing underwriter or underwriters advise the Company that in its or their opinion the number of Applicable Securities requested by the Holders and the securities requested for the account of the Company or another Person to be registered exceeds the number which can be sold in such offering, the Company shall include in such offering the number of Applicable Securities that, in the opinion of such managing underwriter or underwriters, can be sold as follows: [REDACTED – commercially sensitive information].

(e) Cinven on behalf of the Holders shall have the right to withdraw Registrable Securities from a Shelf Offering or to withdraw any request for Registration pursuant to Section 3(a) hereof at any time; provided that such revoked Demand Notice or Shelf Take-Down Notice shall (unless such revocation is due to any Registration Statement becoming unavailable pursuant to a stop order suspending the effectiveness of the Registration Statement or otherwise through no fault of the Holders) count as one Registration pursuant to a Demand Notice, or Shelf Offering, as applicable, for the purpose of the limitations in 2(d) and Section 3(a) unless (i) the withdrawal is made following the occurrence of a Material Adverse Change not known to Cinven at the time of the Demand Notice or Shelf Take-Down Notice, (ii) the withdrawal is made pursuant to Section 3(b), or (iii) the Holders have paid or reimbursed the Company for all of the reasonable out-of-pocket fees and expenses (including fees of outside counsel and accountants and other expenses incurred in connection with such Registration) incurred by the Company in the preparation, filing and processing of the withdrawn Registration or Shelf Offering.

(f) In the event that any Shelf Offering or Registration pursuant to this Section 3 shall involve, in whole or in part, an underwritten offering, one co-lead managing underwriter shall be selected by the Company and shall be reasonably acceptable to the Holders participating therein, and the other co-lead managing underwriter shall be selected by the Holders participating therein and shall be reasonably acceptable to the Company, and any additional co-managing underwriters shall be selected by the Company; provided that if the Company elects to include any securities in such underwritten offering pursuant to Section 3(d), all of the underwriters of the offering shall be selected solely by the Company and shall be reasonably acceptable to the Holders participating therein.

(g) Where any Registration Statement, Prospectus or supplement or amendment thereto is required to be filed by the Company under Section 2 or 3 hereof, the Company in its sole discretion may elect to file a corresponding Canadian Prospectus in the applicable form with the applicable Canadian Commission in at least one province of Canada in accordance with Canadian Securities Laws solely to the extent required for the purposes of MJDS qualification if such qualification is available under applicable law, in which case the Company will effect Registration in the United States by way of a registration statement on Form F-10 or on such other form as is utilized under MJDS from time to time; provided, however, that if at the time of the applicable Registration, the Company is ineligible to effect a registration statement in the United States on Form F-10 or under another applicable MJDS form, the Company shall effect the Registration in the United States on such form or forms as shall be available to enable the Holders to sell the Registrable Securities in compliance with United States securities laws. Where any Canadian Prospectus is filed with any Canadian Commission in connection with an offering or Registrable Securities, the Company shall, from time to time, supplement, amend and renew such Canadian Prospectus if required by Canadian Securities Laws. Any registration of or qualification of securities that occurs concurrently in Canada and the United States shall be counted as a single registration for the purposes of this Agreement.

4. Piggy-back Registration. (a) If the Company intends to file on its behalf or on behalf of any other Person a prospectus or a registration statement under the Securities Act in connection with a public offering of any securities of the Company (if such offering will occur on or after February 1, 2016) on a form and in a manner that would permit the registration for offer and sale under the Securities Act of Registrable Securities, other than a registration statement on Form S-8, Form F-7, Form F-8, Form F-80 or Form F-4 or any successor or similar form, then the Company shall give written notice (an “Intended Offering Notice”) of such intention to Cinven on behalf of the Holders at least 20 calendar days prior to the anticipated filing date of such prospectus or registration statement. Such Intended Offering Notice shall offer to include in such prospectus or registration statement for offer to the public such number of Registrable Securities as the Holders may request, subject to the conditions set forth herein, and shall specify, to the extent then known, the number of securities proposed to be registered, the proposed date of filing of such prospectus or registration statement, any proposed means of distribution of such securities and any proposed managing underwriter or underwriters of such securities, and such price as is proposed to appear on the facing page of such prospectus or registration statement. Cinven on behalf of the Holders shall advise the Company in writing (the written notice of Cinven being a “Piggy-back Notice”) not later than 10 calendar days after the Company’s delivery to Cinven on behalf of the Holders of the Intended Offering Notice, setting forth the number of Registrable Securities the Holders desire to have included in the prospectus or registration statement and offered to the public. Upon the request of the Company, the Holders shall enter into such underwriting, custody, lock-up and other agreements as shall be customary in connection with registered secondary offerings or necessary or appropriate in connection with the offering.

(b) In connection with an underwritten offering, if the managing underwriter or underwriters advise the Company in writing that in its or their opinion the number of securities proposed to be registered exceeds the number that can be sold in such offering, the Company shall include in such Registration the number of securities that, in the opinion of such managing underwriter or underwriters, can be sold as follows: (i) first, the securities that the Company proposes to sell, and (ii) second, the Applicable Securities requested to be included in such offering by the Holders and the securities requested to be included in such offering by other Persons, if any.

(c) The rights of the Holders pursuant to Section 2, Section 3 and this Section 4 are cumulative, and the exercise of rights under one such Section shall not exclude the subsequent exercise of rights under the other such Section (except to the extent expressly provided otherwise herein). Notwithstanding anything herein to the contrary, the Company may abandon and/or withdraw any registration as to which any right under Section 4 may exist at any time and for any reason without liability hereunder or recourse. In such event, the Company shall notify Cinven on behalf of the Holders to the extent that it has delivered a Piggy-back Notice to participate therein.

5. Registration Procedures. In connection with each Registration:

(a) Subject to Section 3(b), and in respect of a Shelf Offering, or a Registration Statement or Prospectus under Section 3 (and not Section 4), the Company shall use reasonable efforts to promptly take such action as may be reasonably necessary so that (i) each of the Registration Statement and any amendment thereto and the Prospectus forming part thereof and any amendment or supplement thereto (and each report or other document incorporated therein by reference in each case), when it becomes effective, complies in all material respects with the Securities Act and the Exchange Act and the Rules and Regulations and, as applicable, Canadian Securities Laws, (ii) each of the Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) each of the Prospectus forming part of the Registration Statement, and any amendment or supplement to such Prospectus, does not at any time during the period during which the Company is required to keep a Registration Statement continuously effective under this Agreement include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company shall, promptly upon learning thereof, advise Cinven on behalf of the Holders, and shall confirm such advice in writing if so requested in writing by the Holders:

(i) when a Registration Statement and any amendment thereto has been filed with the Commission and when the Registration Statement or any post-effective amendment thereto has become effective;

(ii) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus included therein or for additional information with respect to the Registration Statement and Prospectus;

(iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose;

(iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the securities included in the Registration Statement for sale in any jurisdiction or the initiation of any proceeding for such purpose; and

(v) following the effectiveness of any Registration Statement, of the happening of any event or the existence of any state of facts that requires the making of any changes in the Registration Statement or the Prospectus included therein so that, as of such date, such Registration Statement and Prospectus do not contain an untrue statement of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading (which advice shall be accompanied by an instruction to the Holders to suspend the use of the Prospectus until the requisite changes have been made, which instruction the Holders agree to follow).

(c) In respect of a Registration Statement under Section 2 or Section 3 (and not Section 4), the Company shall use reasonable efforts to prevent the issuance, and if issued to obtain the withdrawal, of any order suspending the effectiveness of the Registration Statement at the earliest possible time.

(d) The Company shall furnish to the Holders, without charge, at least one copy of the Registration Statement and all post-effective amendments thereto, including financial statements and schedules, and, if any such Holder so requests in writing, one copy of all reports, other documents and exhibits that are filed with or incorporated by reference in the Registration Statement.

(e) The Company shall, during the period during which the Company is required to keep a Registration Statement continuously effective under this Agreement or elects to keep such effective under Section 4, deliver to the Holders, without charge, as many copies of the Prospectus (including each preliminary Prospectus) included in the Registration Statement and any amendment or supplement thereto as the Holders may reasonably request; and the Company consents (except during the continuance of any event described in Section 3(b) or Section 5(b)(v) hereof) to the use of the Prospectus, with any amendment or supplement thereto, by the Holders in connection with the offering and sale of the Applicable Securities covered by the Prospectus and any amendment or supplement thereto during such period.

(f) Prior to any offering of Applicable Securities pursuant to the Registration Statement, the Company shall use reasonable efforts to (1) register or qualify or cooperate with the Holders and their counsel in connection with the registration or qualification of such Applicable Securities for offer and sale under the securities or “blue sky” laws of such jurisdictions within the United States as the Holders may reasonably request, (2) keep such registrations or qualifications in effect and comply with such laws so as to permit the continuance of offers and sales of Applicable Securities in such jurisdictions for the period during which the Company is required to keep a Registration Statement continuously effective as required under this Agreement and (3) take any and all other actions reasonably requested by the Holders which are necessary or advisable to enable the disposition in such jurisdictions of such Applicable Securities; provided, however, that in no event shall the Company be obligated to (i) qualify to do business as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to so qualify but for this Agreement, (ii) file any general consent to service of process or subject itself to tax in any jurisdiction where it is not so subject or (iii) consent to general service of process in any jurisdiction where it is not so subject.

(g) The Company shall, in the event of an underwriting of Applicable Securities, enter into indemnification provisions and procedures substantially to the effect set forth in

Section 8 hereof with respect to all parties to be indemnified pursuant to Section 8 hereof, provided that each Holder proposing to sell Applicable Securities does the same, and the Company shall not be required to provide any other indemnification in favor of any Indemnitee in respect of such underwriting.

(h) The Company shall use reasonable efforts to:

(i) cooperate with the Holders and their advisors in their efforts to conduct appropriate due diligence as is customary for a company of the size and character of the Company and make such reasonable representations and warranties in the applicable underwriting agreement to the Underwriters, in form, substance and scope as are customarily made by the Company to underwriters in underwritten offerings of equity securities;

(ii) in connection with any underwritten offering, obtain opinions of counsel to the Company (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Underwriters) addressed to the Underwriters, as to such matters that are customarily covered in opinions requested in underwritten offerings of the Company of equity securities to the extent reasonably required by the applicable underwriting agreement;

(iii) in connection with any underwritten offering, obtain “cold comfort” letters and updates thereof from the independent public accountants of the Company (and, if necessary, from the independent public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to the Underwriters, in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with underwritten offerings of equity securities; and

(iv) in connection with any underwritten offering, deliver such documents and certificates as may be reasonably requested by the Underwriters, if any, including, without limitation, certificates to evidence compliance with any conditions contained in the underwriting agreement or other agreements entered into by the Company.

(i) In respect of a Shelf Offering or a Registration Statement under Section 3 (and not Section 4), the Company shall use reasonable efforts to take all other steps reasonably necessary to effect the timely registration, offering and sale of the Applicable Securities covered by the Registration Statement contemplated hereby.

6. Registration Expenses. The Company shall bear the Registration Expenses in connection with the performance of its obligations under Sections 2, 3, 4, and 5 hereof. The Holders shall bear all other expenses relating to any Registration or sale in which the Holders participate, including without limitation the fees and expenses of counsel to the Holders, any applicable underwriting discounts or commissions and transfer taxes, if any, relating to the Holders’ Registrable Securities.

7. Information from Holders. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it (including confirmation that such Holder has legal and beneficial title to the Registrable Securities, and such Holder is able to sell the Registrable Securities free and clear of all encumbrances), and the intended method of disposition of such securities as shall be required to effect the Registration of such Holder’s Registrable Securities.

8. Indemnification and Contribution. (a) Upon the Registration of Applicable Securities pursuant to Section 2, 3 or 4 hereof, the Company shall indemnify and hold harmless the Holders and each Underwriter, if any, which facilitates the disposition of Applicable Securities, and each of their respective officers and directors and any Person who controls the Holders or each Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person being sometimes referred to as an “Indemnified Person”) against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act, Canadian Securities Laws, if applicable, or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or corresponding Canadian Prospectus under which such Applicable Securities are to be registered or qualified under the Securities Act or Canadian Securities Laws, if applicable, or any Prospectus contained therein or furnished by the Company to any Indemnified Person, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company hereby agrees to reimburse such Indemnified Person for any reasonable and documented legal or other expenses incurred by them in connection with investigating or defending any such action or claim; provided, however, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or Prospectus, or amendment or supplement or Canadian Prospectus, if applicable, in reliance upon and in conformity with written information furnished to the Company by a Holder or other Indemnified Person or its agent expressly for use therein; provided further, however, that the Company shall not be liable to the extent that any loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon (i) the use of any Prospectus or Canadian Prospectus, if applicable, after such time as the obligation of the Company to keep the same effective and current has expired, or (ii) the use of any Prospectus or Canadian Prospectus, if applicable, after such time as the Company has advised the Holders in writing that a post-effective amendment or supplement thereto is required, except such Prospectus or Canadian Prospectus, if applicable, as so amended or supplemented; and provided further, however, that the Company shall not be liable to any Person who participates as an Underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such Underwriter within the meaning of the Securities Act, to the extent that any loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of the matters described in the first proviso of this sentence or in (i) or (ii) above or such Person’s failure to send or give a copy of a corrected preliminary Prospectus

(including, if permitted by law, an issuer free writing prospectus), supplement or amendment or Canadian Prospectus, if applicable, to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission prior to the time of sale of Applicable Securities to such Person if such statement or omission was timely corrected in such Prospectus, supplement or amendment or Canadian Prospectus, if applicable.

(b) The Holders agree as a consequence of the inclusion of Applicable Securities in such Registration Statement or Canadian Prospectus, if applicable, and each Underwriter, if any, which facilitates the disposition of Applicable Securities shall agree, as a consequence of facilitating such disposition of Applicable Securities, severally and not jointly, to (i) indemnify and hold harmless the Company, its directors and officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other Persons may become subject, under the Securities Act, Canadian Securities Laws, if applicable, or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus, or any amendment or supplement or Canadian Prospectus, if applicable, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by any Holder or any Underwriter or its agent expressly for use therein, and (ii) reimburse the Company for any reasonable and documented legal or other expenses incurred by the Company in connection with investigating or defending any such action or claim. Notwithstanding the foregoing or the other provisions of this Section 8, each of the Holders shall not be liable to the Company, its directors and officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act for any indemnification, contribution or any other amounts which in the aggregate are in excess of the net amount received by the Holder from the sale of Registrable Securities in the offering giving rise to such liability.

(c) Promptly after receipt by any Person entitled to indemnity (an “Indemnitee”) under Section 8(a) or (b) hereof of notice of the commencement of any action or claim, such Indemnitee shall, if a claim in respect thereof is to be made against an Indemnitor (an “Indemnitor”) under this Section 8, notify such Indemnitor in writing of the commencement thereof, and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor; but the omission so to notify the Indemnitor shall not relieve it from any liability which it may have to any Indemnitee except to the extent of any actual prejudice. In case any such action shall be brought against any Indemnitee and it shall notify an Indemnitor of the commencement thereof, such Indemnitor shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other Indemnitor similarly notified, to assume the defense thereof, with counsel selected by the Indemnitor and satisfactory to such Indemnitee, acting reasonably, and, after notice from the Indemnitor to such Indemnitee of its election so to assume the defense thereof, such Indemnitor shall not be liable to such Indemnitee under this Section 8 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnitee, in connection with the defense thereof; provided, however, that any Indemnitee shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Indemnitor and the Indemnitee have mutually agreed in writing to the retention of such counsel, (ii) the Indemnitor fails to take reasonable steps necessary to defend diligently any action or claim within ten business days after receiving written notice from the Indemnitee that the Indemnitee believes the Indemnitor has failed to take such steps, or (iii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnitor and the Indemnitee and the Indemnitee is advised by external legal counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests or legal defenses between them, and, in all such cases, the Indemnitor shall be responsible for the reasonable fees and expenses of such counsel. Notwithstanding anything set forth herein, in no event shall the Indemnitor be liable for the fees or disbursements of more than one separate firm of legal counsel to the Indemnitees in a particular jurisdiction in respect of any particular action or claim (in addition to any local counsel) for all such Indemnitees. No Indemnitor shall, without the written consent of the Indemnitee, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnitee is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnitee from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnitee.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an Indemnitee under Section 8(a) or (b) hereof in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each Indemnitor shall contribute to the amount paid or payable by such Indemnitee as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnitor and the Indemnitee in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such Indemnitor and Indemnitee shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnitor or by such Indemnitee, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined solely by pro rata allocation (even if any Holder or any Underwriter or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d). The amount paid or payable by an Indemnitee as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any reasonable and documented legal or other fees or expenses incurred by such Indemnitee in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of any Holder and any Underwriters in this Section 8(d) to contribute shall be several in proportion to the number of Applicable Securities registered or underwritten or sold, as the case may be, by them and not joint.

(e) The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have to any Indemnitee and the obligations of any Indemnified Person under this Section 8 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company. The remedies provided in this Section 8 are not exclusive and shall not limit any rights or remedies that may otherwise be available to an Indemnitee at law or in equity.

9. Transfer of Registration Rights. The rights granted to any Holder under this Agreement may be transferred or assigned to (i) its Affiliates or any other Holder or its Affiliates or (ii) one or more transferees or assignees of any Registrable Securities that after such assignment or transfer, hold at least that number of Registrable Securities equal to five percent (5%) of the outstanding Common Shares (as measured at the time of such transfer or assignment), in each case provided, that: (i) the Company is given written notice of such transfer at least three business days prior to such transfer stating the name and address of the transferee and identifying the Registrable Securities with respect to which such rights are being transferred and (ii) the transferee agrees in writing to be bound by the provisions of this Agreement, in each case subject to the terms of the Governance Agreement.

10. Miscellaneous. (a) This Agreement, including this Section 10(a), may be amended, and waivers or consents to departures from the provisions hereof may be given, only by a written instrument duly executed, in the case of an amendment, by the Company and the Holders, or in the case of a waiver or consent, by the party against whom the waiver or consent, as the case may be, is to be effective.

(b) All notices, requests and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given as follows:

if to the Company, to:

Concordia Healthcare Corp.

277 Lakeshore Road East, Suite 302

Oakville, ON

L6J 1H9

Canada

Attn: Mark Thompson

Email: [REDACTED – personal information]

Fax: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell

125 Broad Street

New York, New York 10004

Attention: Robert E. Buckholz

Email: [REDACTED – personal information]

Fax No: [REDACTED – personal information]

and with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, Ontario M5H 2T6

Attention: John M. Sabetti

Email: [REDACTED – personal information]

Fax No: [REDACTED – personal information]

if to the Holders, to:

Cinven Limited

East Wing

Trafalgar Court

Les Basques

St. Peter Port

Guernsey

GY1 3PP

Attention: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Cinven Partners LLP in its capacity as advisor to the Fifth Cinven Fund

Warwick Court

5 Paternoster Square

London

EC4M 7AG

Attention: [REDACTED – personal information]

Email: [REDACTED – personal information]

and with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. W., 30th Floor

Box 270, TD South Tower

Toronto, Ontario

M5K 1N2

Attention: John Emanoilidis

Email: [REDACTED – personal information]

Fax No: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London

E14 5JJ

Attention: Jonny Myers

Email: [REDACTED – personal information]

(c) Except as otherwise expressly provided herein the terms and provisions of this Agreement shall not be assignable or transferable and except as otherwise expressly provided herein there shall be no third-party beneficiaries hereto. Notwithstanding the foregoing, a purchaser of the Company or substantially all of the assets of the Company shall be entitled to the benefit of this Agreement whether or not this Agreement is assigned to such purchaser. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective legal successors and permitted assigns of the parties hereto. The rights of any Holder hereunder shall be exercisable by any wholly-owned Affiliate of such Holder that beneficially owns all of the Registrable Securities.

(d) This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. The parties agree that this Agreement may be exchanged by facsimile or email or other electronic means.

(e) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(f) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY PROVISIONS RELATING TO CONFLICTS OF LAWS. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT

AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(f).

(g) The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such original provision and (ii) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(h) The respective indemnities, agreements and other provisions set forth in this Agreement or made pursuant hereto shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Holders, any director, officer or partner of any Holder, any agent or Underwriter, any director, officer or partner of such agent or Underwriter, or any controlling person of any of the foregoing, and shall survive the transfer and registration of the Applicable Securities of the Holders.

(i) Each Holder shall cooperate with respect to any Registration effected under this Agreement and shall provide such information, documents, and instruments as may be reasonably requested in connection therewith.

(j) Each Holder agrees, if so requested by the managing underwriter in any underwritten offering of the Company’s securities, not to effect any public sale or distribution of Registrable Securities during the 30 days prior to and the 90 days after any registration statement for any such underwritten offering of the Company’s securities (either for its own account or for the benefit of the holders of any securities of the Company) has become effective (or such period of time shorter than 90 days that is sufficient and appropriate, in the sole opinion of the managing underwriter, in order to complete the sale and distribution of securities included in such registration); provided, however, that the foregoing provisions of this Section 10(j) shall only be applicable to the Holders if all directors and executive officers of the Company holding Common Shares enter into agreements to substantially the same effect in connection with such offering.

(k) Each Holder agrees to keep confidential the fact that the Company has exercised its rights under Section 3(b), any advice of the Company pursuant to Section 5(b) and any other confidential information provided by the Company in connection with this Agreement (including in connection with an Intended Offering Notice under Section 4).

(l) The obligations of the Company hereunder, if they have not previously terminated, shall terminate and be of no force and effect at such time as the Holders may sell in a single transaction all of the Registrable Securities then held by them without being subject to the volume or manner of sale limitations of Rule 144 under the Securities Act.

(m) The Company shall use reasonable efforts to timely file all reports required to be filed with respect to the Company under Section 13 or Section 15(d) of the Exchange Act and under Canadian Securities Laws for so long as the Company has obligations hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the day and year first above written.

[HOLDERS]

By:
Name:
Title:

CONCORDIA HEALTHCARE CORP.

By:
Name:
Title: